Alexander MacCaw

ReflectApp

Full-Time 1 year 7 months - March 2021
CEO - 1 year and 7 months - March 2021



[Clearbit](#)
[Full-time · 8 yrs 10 mos](#)
      [Chairman Of The Board](#)
      [Nov 2020 - Present · 2 yrs](#)
      [Chief Executive Officer](#)
      [Jan 2014 - Nov 2020 · 6 yrs 11 mos](#)